ISSUER FREE WRITING PROSPECTUS
Dated July 12, 2012
Filed Pursuant to Rule 433(f)
Registration No. 333-181368

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the SEC on May 11, 2012 and the registration statement became effective on May 11, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 11, 2012, is available on the SEC Web site at http://sec.gov/Archives/edgar/data/1410997/000114420412028152/v304866_s3asr.htm.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-646-937-6900.

On July 12, 2012, Nicholas S. Schorsch, the Company’s Chairman, appeared in a television segment on CNBC entitled “Mad Money” with Jim Cramer. The transcript of the television segment is attached as Annex A.

Annex A

Transcript

Jim Cramer’s Mad Money

CNBC

July 12, 2012

Jim Cramer: How do you protect your wealth in this difficult environment? The playbook is simple. We want companies with three things: domestic security (meaning they don’t have much of any international exposure), high yields, and consistent business models. That's why I want to introduce to you American Realty Capital Trust, ARCT, a real estate investment trust with a juicy 6.5% yield. The company’s not like other REITs we talk about here on “Mad Money.” ARCT owns 485 properties across 43 states and Puerto Rico, and it has a sky high 100% occupancy ratio. How is that possible? The company has what's known as a sale leaseback business model, meaning the tenants selling the real estate to American Realty and then American Realty leases the property back to them. For example, let’s say you're a company like Walgreens, we all know Walgreens. You own a bunch of properties but you're really not a real estate company, you're a drugstore. So Walgreens will sell the property to American Realty to raise some capital and rent it back on a long term lease that can last anywhere from 12 to 25 years. This isn’t a new idea, but the sale leaseback concept has become increasingly popular as corporate CFOs try to unlock capital that’s tied up in valuable, but non-essential, real estate holdings, and that’s where ARCT comes in. They don't have much ability to raise rates (you’re going to find out more about that) like more traditional real estate investment trusts, but they can grow by making acquisitions, buying more unwanted real estate from big companies, like retailers and banks, and leasing it back to the tenants. In fact, just today ARCT announced plans to buy $64 million worth of properties, including a Shaws grocery store, 7 Ruby Tuesdays, 16 Family Dollar locations, 5 Dollar Generals, a Walgreens, and a FedEx distribution facility. Now, ARCT listed on the NASDAQ back on March 1, but it didn't have a traditional IPO. So, for the last few months it’s been it been trying to educate investors about the business and raise awareness. I think it's an interesting story. So, let's talk to Nick Schorsch- he’s the Chairman of American Capital Realty Trust- to trust to learn more about his company and its prospects. Mr. Schorsch, welcome to “Mad Money.” Have a seat. Thank you so much.

Nicholas Schorsch: Thanks, Jim.

Jim Cramer: Ok, you do some things that are traditional, what we know, which is that you have tenants that are a broad range of companies and all over the country. But then, when we saw 100% occupancy we were kind of shocked, versus the other guys. But that’s because you don’t do a traditional, say, mall and then lease those properties. Explain how this model is better for shareholders.

Nicholas Schorsch: Well, it's really all about the net lease strategy, because we're buying properties. We have no capex, we have no-

Jim Cramer: No capital expenditures.

Nicholas Schorsch: Right, no capital expenditures. We're buying properties that are diverse. We have about 64 industries and credits represented, about 20 different industries, so we're focused on durable income streams. And when you really look at the strategy, we're not buying any properties with less than a decade of duration the day we buy them. Also, no franchise credits. So we're buying all corporates.

Jim Cramer: But again, remember, a lot of people are not that sophisticated. In other words, you're buying from big companies?

Nicholas Schorsch: Correct. All corporate credits, like a CVS, Dollar General, Fresenius, Walgreens, Advanced Auto, all the kind of durable themes. We stay away from real estate that may be difficult to release, such as movie theaters or car dealerships. We don’t do any of those.

Jim Cramer: Or franchises- if a guy just has a franchise the guy could walk away from it, leaving you with the building.

Nicholas Schorsch: Or franchises.

Jim Cramer: You don’t want to be left with the building. I mean, that’s… some of these guys that we deal with, they don’t mind, the tenant goes out, they get to raise the rates, but this is a different kind of business.

Nicholas Schorsch: Right. It also creates a bondable type income, so like a bond, because the leases are actually corporate guaranteed.

Jim Cramer: Okay.

Nicholas Schorsch: So, we're not dealing with a rollover in the next decade.

Jim Cramer: Ok, so today's announcement, that’s actually pretty seminal then, because what happens when you do these deals, it gives hope that perhaps the dividend could be raised- the distribution could be raised- at some time in the next year.

Nicholas Schorsch: Correct. We focus on accretive acquisitions. And if you look at the debt markets, which we're all doing every day, we look at the debt markets we see today, we're looking at ten year treasuries around 1.50.

Jim Cramer: Making nothing.

Nicholas Schorsch: Making nothing, right. And our portfolio we’re buying around 8 cap, 7.5 cap rates, which is our current yield, and we’re putting low leverage on. We're not taking leverage risk. Unlike a mortgage REIT we’re buying very little leverage, about 30% to 40% leverage.

Jim Cramer: Ok, given the long-term nature of these leases, are you disadvantaged because you can't get the benefit of rising rates? Let's say the country comes back: a lot of these guys are able to put through rate increases. We’re kind of flat lining here, to some degree.

Nicholas Schorsch: Well, obviously, there's always a trade-off.

Jim Cramer: Right.

Nicholas Schorsch: Right. So, the trade-off between the risk adjusted yields of these high quality credits: we’re about 74% investment grade on our tenants, we do have top line rent growth. We have contractual rent increases every year. So you’re right. We give a little bit of that potential pop, but we get annual 1.5 to 2% growth on a levered basis, that’s about 3% to your equity.

Jim Cramer: Ok, now you've got a broad array of properties all over the country. We hear despair every day. I'm not kidding. We hear despair. But you're dealing with enough companies that you should be able to give us a little snapshot of whether that despair is correct.

Nicholas Schorsch: Well, look, let's be honest, the economy is flat. I mean, we could call it whatever we want to call it, but- and there are some bright spots- but we basically look at the, kind of, “everywhere America.” We want to be diverse, industry, tenant and geography. So we're in about 45 states and we deal with about 63 different credits. So, I would give you, the honest answer is that corporate balance sheets are getting better, but the volumes are basically stable, and earnings are growing.

Jim Cramer: Ok. One last question: You’ve got, there’s a promissory note starts august 18th, 2012 that was hard for me to understand (I always like to be candid with the executives). It seems like there's a note that you were able to issue. Is that something I have to worry about as a common shareholder?

Nicholas Schorsch: There's a note that we?-

Jim Cramer: Well, yes, there's a listing over trading 30 trading days, August 18th to –

Nicholas Schorsch: Oh, okay.

Jim Cramer: It's fine print stuff, but I got to read the fine print.

Nicholas Schorsch: No, no, I just wanted to make sure I understand what you're asking about. When the company listed, we did not do a conventional IPO.

Jim Cramer: Right, that’s what I’m trying to get at.

Nicholas Schorsch: So we listed and as part of that listing, we- our pay for the actual creation of the company is based on performance, pay for performance. So it's measured 180 days after we listed and for a 30-day period after that. And that is created into a non-interest bearing note and it pays out over three years so that management does not get the benefit of getting a cash payment before the investors have three years of trading history on the company.

Jim Cramer: Alright, I’m good. I didn't want to be obtuse but I feel like have I to ask the question.

Nicholas Schorsch: No, no, it’s a great question.

Jim Cramer: That makes a ton of sense.

Nicholas Schorsch: Pay for performance is really one of the key core fiduciary responsibilities as the management.

Jim Cramer: Right. It puts you right on the same side as the shareholders.

Nicholas Schorsch: You have to be. And if we don't perform and the stock isn't above a certain price, there's no payment at all.

Jim Cramer: I like that. I like that. Ok. This is Nick Schorsch. I'm so glad we’ve been introduced to this kind of company because it sounds very interesting. Chair of American Realty Capital Trust. Go look at the… go look at the breadth of the number of clients they have and you'll feel as confident as I do. “Mad Money” is back after the break. Thank you.

Nicholas Schorsch: Thank you.